Exhibit 1

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[GRAPHIC OMITTED]

[LOGO] HAVAS

                                                 Suresnes, April 29th 2004, 7h30

Press release

                         HAVAS REVERSES THE TREND IN THE

                                1ST QUARTER 2004

      o Return to positive organic growth of + 0.7% in the 1st quarter 2004, posting a sequential improvement of 4.5 points (Q4 2003 -3.8%).

      o 80% of the disposal and closure program has been or is close to being completed.

1)    Positive organic growth in 1st quarter 2004

      >>    Figures

Havas today announced positive organic growth of + 0.7% in its revenue for 1st quarter 2004, reversing the 4th quarter negative trend of - 3.8%. Excluding companies for sale, the organic growth is + 1.6%.

This start to the year confirms that the Group has re-established a firm base for 2004.

Estimated billings and revenue for the 1st quarter 2004 total (euro)2.4 billion, and (euro)357 million respectively.


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      >>    Analysis

Features of this organic growth are:

      >> Positive growth among the 20 leading clients: they now represent 30% of the Group's revenues, and have increased by nearly 5% in 1st quarter 2004 compared to 1st quarter 2003.

      >> An excellent performance in France, up by nearly 8%, with growth more than doubled compared to 4th quarter 2003.

      >> Positive growth in the rest of Europe (except the UK) (+ 5%), Asia Pacific (+ 6.8%) and Latin America (+ 7.6%).

      >> Improvement in the trend in North America and the UK, although organic growth remains negative.

      >> A strong upturn in the Group's Marketing Services activities around the world.

2)    Net New Business

Net New Business(1) won in 1st quarter 2004 amounted to (euro)438 million. Excluding Centrino (an exceptional product launch budget for Intel in 1st quarter 2003), Net New Business was up 12.1% compared to 1st quarter 2003.

The Group recorded some major wins in 1st quarter 2004, foremost among which was the global Danone Waters account won by Euro RSCG. In the USA, Arnold Worldwide Partners re-won the Fidelity account, and also won brands such as Tyson Foods, Houlihan's Restaurant, Bob Stores, and, more recently, Timberland.

MPG won Air France's global media buying account (a re-win), and Diageo in Spain, as well as Volkswagen by a Spanish subsidiary of MPG.

The main account loss was Red Lobster in the USA for Euro RSCG.

----------
(1) Net New Business reflects estimated annual advertising budgets won minus estimated annual advertising budgets lost.


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3)    Networks

      >> Euro RSCG Worldwide: Effective cross-fertilization between advertising and the marketing services companies which were recently attached to the division fully demonstrates the pertinence of the strategic reorganization.

      >> MPG: Significant growth, confirmed by the latest RECMA(2) rankings, positions Havas as the Communications Group with the most dynamic evolution of its media activities, behind Aegis and in front of all its competitors.

      >> Arnold Worldwide Partners: The new positioning has begun to bear fruit. This division exceeded its 1st quarter 2004 forecast, thanks to substantial new business.

4)    Creativity

Since January 2004, the Group has won a considerable number of awards, reflecting the constant drive to invest in outstanding creative ideas and the efficiency of its campaigns.

Prominent award winners were Arnold Worldwide Partners in Boston, BETC Euro RSCG in Paris, and Euro RSCG Flagship in Bangkok.

5) 80% of the disposal and closure program has been or is close to being completed.

As part of the divestment program announced on September 18th 2003, Havas has already sold six companies, as well as 75% of the WCRS agency in the UK, through a management buyout. Letters of intent have been signed, or are in the final stages of negotiation, for four additional companies, and should soon culminate in a sale.

These companies, together with those already closed, represent approximately 80% of the total disposal and closure program.

----------
(2)   Recma rankings published on 19/04/04 - Billings and Rankings 2003 and Q1
      2004


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6)    Prospects

Commenting on these figures, Alain de Pouzilhac, Chairman and CEO of Havas, stated: "I am happy for our shareholders, employees and all those who have put their faith in us, that Havas has reversed the trend in first quarter 2004 and returned to positive organic growth.

To relaunch the Group in 2004 we have worked hard, redefined a strategy, completed the necessary restructuring within the time frame we set for ourselves and hired new talent. This positive result is the natural consequence of all this. That is satisfying in a global environment with recovery in advertising spending still very uncertain, although there is an undeniable improvement in the USA and Asia-Pacific.

In this context we continue to focus on our ambition as a "challenger": achieving the double objective of positive organic growth and a strong improvement in our profitability."

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 75 countries through its networks of agencies located in 47 countries and contractual affiliations with agencies in 28 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 16,000 people.

Further information about Havas is available on the company's website: www.havas.com

Contacts:

Communications:                     Simon Gillham
                                    Tel: +33 (0)1 58 47 90 40
                                    simon.gillham@havas.com

Investor Relations:                 Virginia Jeanson
                                    Tel: +33 (0)1 58 47 91 34
                                    virginia.jeanson@havas.com

                                    Catherine Francois
                                    Tel: +33 (0)1 58 47 91 35
                                    catherine.francois@havas.com


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Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B


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APPENDIX 1: PERFORMANCE ANALYSIS

Q1 ANALYSIS

                                Q1 2004 / Q1 2003
                             Breakdown by geography

                                       -----------------------------------------
                                           Revenue
                                            Q1-04               Organic growth
                                      ((euro) millions)         Q1-04 vs Q1-03
--------------------------------------------------------------------------------
France                                        68                      +7.9%
--------------------------------------------------------------------------------
Europe (without France et GB)                 58                      +5.0%
--------------------------------------------------------------------------------
UK                                            58                      -4.6%
--------------------------------------------------------------------------------
North America                                146                      -3.4%
--------------------------------------------------------------------------------
APAC                                          15                      +6.8%
--------------------------------------------------------------------------------
Latin America                                 12                      +7.6%
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TOTAL                                        357                      +0.7%
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APPENDIX 2: Q1 2004 ORGANIC GROWTH

                                                    (euro) Millions
1. Revenue Q1 2004                                     (     402
2. Foreign exchange impact                             (    (27)
                                                       (   -----
3. Q1 2003 at Q1 2004 exchange rates                   (     375     )
4. Impact of disposed or closed companies         -11%      (24)     )  ---
5. Impact of acquisitions                              (       3     )  -5%
                                                       (   -----     )  ---
6. Q1 2003 at Q1 2004 exchange rates and scope         (     354     )
7. Revenue Q1 2004                                     (     357
8. Organic growth                                      (   +0,7%


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APPENDIX 3: DETAIL OF Q1 NET NEW BUSINESS

Major wins

Advertising:

      o     Worldwide: Danone Water activities
      o North America: Fidelity, Tyson Foods, Relpax, SanDisk, Tourisme Toronto, Houlihan's Restaurant, Bob Stores, Inamed, Pfizer Menostar, Pfizer Corporate
      o     Europe: Peroni (Italy), Holisten (Germany), INPES (France)
      o     Asia: Telkom (Indonesia)

Marketing Services:

      o North America: DTVN, Harrah's Casino, Intelstat, Lifescan, Outdoor Vision, Polaroid, Travelocity, University of California
      o     Europe: Roche, Royal Mail (UK), Banco Bilbao (Spain)

Media:

      o     North America: Fidelity, Tyson Foods, SanDisk
      o     Europe: Volkswagen, Diageo, Daewoo (Spain), Air France, Areva
            (France),

Major loss

      o     North America: Red Lobster, Welch Foods

APPENDIX 4: 2004 DIARY OF FINANCIAL ANNOUNCEMENTS

      >>    Annual General Meeting: Wednesday, May 26th 2004

      >>    2nd Quarter 2004 Revenue: Tuesday, August 3rd 2004

      >>    2004 Interim Results: Thursday, September 16th 2004

      >>    3rd Quarter 2004 Revenue: Thursday, November 4th 2004

      >>    4th Quarter 2004 Revenue: Thursday, February 10th 2005


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APPENDIX 5: MAJOR AWARDS WON SINCE JANUARY 2004

International

MOBIUS (Feb 6, 2004)

Best of Show TV + 2 Winner TV             Arnold Boston   VW and Am Legacy   AWP
+ 1 Winner Outdoor                        Arnold Boston     VW               AWP
+ 2 Winner Integrated                     Arnold Boston     VW               AWP

1 Winner TV                               BETC ER         Evian              ERW
+ 2 Winner Print                          BETC ER         INPES/Air France   ERW
1 Winner Print                            ER Dusseldorf                      ERW

ANDY (April 21, 2004)

Several awards for Arnold Boston                                       AWP

The Richard T O'Reilly Award      Truth/American Legacy
(award for the best campaign in Public Service)

1 Silver Integrated Media         Truth/American Legacy
1 Silver Direct Response          VW
3 Bronze TV                       Truth/American Legacy
3 Bronze Magazine                 Truth/ American Legacy et VW
1 Bronze Out of Home              VW

NY ADC (April 7, 2004)
1 Gold                            BETC ER  Evian 'Water boy'                 ERW

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Regional

The Thai agency has been the star of 2 regional festivals, winning, in both cases, the 'best of show' as well as several Golds, Silvers and Bronzes for its Soken DVD campaign.

ADFEST (March 19, 2004)
Best of the Best/ TV  +
+ 3 Gold TV + 2  Silver TV        ER Flagship, Thailand                      ERW


ASIAN AD (March 25, 2004)
Best of the Best/ TV
+ 2 Gold TV + 3 Silver TV         ER Flagship, Thailand                      ERW


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FIAP (April 23, 2004) - Latin America

2 Silver + 1 Bronze TV            Craverolanis ER, Argentina    ERW
1 Gold + 3 Bronze Print           Craverolanis ER, Argentina    ERW
1 Silver Innovation in Media      Craverolanis ER, Argentina    ERW

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Local

US EFFIES (Feb 7, 2004)
The Effies award the efficiency of campaigns

2 Winner         Arnold Boston              VW and National
                                            Colorectal Cancer Reserach       AWP
2 Winner         McKinney & Silver          Audi/First Citizens Bank         AWP
1 Winner         Arnold New York            Hasbro Games                     AWP
2 Winner         ER Black Rocket            Yahoo!                           ERW

BRITISH TV (March 10, 2004) - UK

1 Gold + 3 Silver + 1 Bronze   WCRS        118-118 campaign            AWP
1 Bronze                       ER London   British Heart Foundation    ERW

Club des D.A. (April 1, 2004) - France

1er Prix Ex-aequo TV Devarrieuxvillaret             Eram               AWP
1er Prix Cinema                Devarrieux Villaret  Eram
1er Prix Edition/Mailing       Devil Studio
1er Prix Affiches              BETC ER              INPES              ERW
3e Prix TV                     BETC ER              Francaise des Jeux
2e Prix Affichettes/PLV        ER C&O               Airbus             ERW

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Other awards in 2003

ER Interaction: Nr 1 Global Interactive agency of the Year for the third year (AdWeek - January 2004)

BETC ER: Creative agency of the year (CB News - December 2003)

Arnold Boston: Ranked Number 2 most creative agency in the US (Winners List /
               Creativity 2003)

               Ranked 4th worldwide (Gunn Report 2003)

WCRS: Campaign of the year in UK for '118-118' (Campaign - Dec. 2003)
(Arnold UK)


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